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FOR IMMEDIATE RELEASE

AT THE COMPANY:                                AT THE FINANCIAL RELATIONS BOARD
---------------                                --------------------------------
Jon Grisham, Investor Relations                Kerry Thalheim, General Inquiries
516-767-7550                                   212-661-8030


                          ACADIA REALTY TRUST ANNOUNCES
                       THE EXTENSION OF KEY INSTITUTIONAL
                                INVESTOR LOCK-UP

      IMPORTANT VOTE OF CONFIDENCE FROM LARGEST INSTITUTIONAL SHAREHOLDERS

New York, NY (March 23, 2000) - Acadia Realty Trust (NYSE:AKR), a fully integrated shopping center real estate investment trust ("REIT"), today announced that the institutional investors (the "Investors") which invested over $115,000,000 in the August 1998 recapitalization of the company have agreed to extend their lock-up agreement to the end of the year. In August 1998, Investors had agreed to a lock-up which by its terms will expire on or before March 28, 2000. The number of shares which would become unlocked is [17,061,238] representing 63.9% of the outstanding common shares. The Investors, which are the limited partners of RD Properties L.P. VI, RD Properties L.P. VIA and RD Properties L.P. VIB, will be issued shares in their individual names. If not for the lock-up agreement, the shares could trade on the open market.

Kenneth F. Bernstein, President of Acadia, said, "Our institutional investors have given a strong vote of confidence to our management team. This decision reflects their support of our initiatives to both maximize the value of our properties and close the gap between our net asset value and our stock price. The support of these Investors has been extremely helpful in allowing our team the latitude to execute our turnaround plan. As best evidenced by our strong earnings growth and portfolio improvements, our plan is succeeding and their support is appreciated.

Acadia Realty Trust, headquartered on Long Island, NY, is a self-administered equity real estate investment trust structured as an UPREIT, which specializes in the operation, management, leasing, renovation and acquisition of shopping centers and multi-family properties. The Company currently owns and operates 57 properties totaling approximately 11 million square feet, primarily in the eastern half of the United States. Acadia's executive offices are located in Manhattan.

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risk, uncertainties and other factors which may cause the actual results, performances or achievements of Acadia to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this document. Acadia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Acadia's expectations with regard thereto or change in events, conditions or circumstances on which any such statement is based.